

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Mr. Maurro Baessato, President, Chief Executive Officer and Director
Valmie Resources, Inc.
9190 Double Diamond Parkway
Reno, Nevada 89521

> **Re: Valmie Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2012**
> **File No. 333-180424**

Dear Mr. Baessato:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed March 29, 2012

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    *   Describe how and when a company may lose emerging growth company status;

    *   A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   Your election under Section 107(b) of the Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Outside Back Cover Page</u>

2. Please revise to provide the information required by Item 502(b) of Regulation S-K or advise us why you believe the information is not required.

<u>Risk Factors, page 6</u>

3. Please revise to present the risk factors in the order of materiality. In this regard revise to present the risk factors "We may need to obtain additional financing", "We lack operating revenue which may cause our business to fail", "We are still a development stage company …", "Our officer has limited experience in our industry …", and "Going Concern Considerations" more prominently in the risk factor section.

4. Please substantially revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. Your subheadings should be revised so that they adequately describe the specific risk addressed.

5. We note your statement in the risk factor "We are dependent upon our sole officer …" that "[w]e are also dependent on certain key consultants in connection with our business activities." Please revise to clarify whether the company is currently using consultants in its business operations, if so indicate the type of consultants currently being used by the business.

6. In your risk factor "we may be subject to government laws and regulations …" please expand to address in more detail the laws and regulations regarding the development of your mineral properties.

7. Please add a risk factor addressing the risks to investors arising from Mr. Baessato owning 3,500,000 shares, approximately 71% of the company's voting stock.

8. Please add a risk factor discussing the risks involved with becoming a reporting company with the Securities and Exchange Commission.

Selling Shareholders, page 12

9. We note your statement that "no selling shareholder has any affiliation with Valmie Resources, Inc. or our officers, directors, promoters or principal shareholders <u>except as noted</u>." (emphasis added) The selling shareholders table does not indicate any affiliation. Please revise to delete the noted emphasized statement or revise to indicate any affiliation.

Plan of Distribution, page 13

10. We note your statement that the "Selling Shareholders are free to offer and sell their common shares at such times, in such manner and at such prices as they may determine." Please revise to state, as noted on your cover page, that until a market develops the selling shareholders will sell their shares at $0.10 per share.

Description of Securities to be Registered, page 13

11. The statement that "all outstanding shares of [y]our common stock offered hereby will be duly authorized, validly issued, fully paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent or remove the statement.

Description of Business, page 15

12. We note your statement that you are a development stage company in this section. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

13. Please clarify what is meant by "unpatented claims" as used on page 20.

14. We note that the company entered into an Option Agreement with Promithian Mining. Revise to disclose the material terms of the agreement and attach the agreement as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

History, page 27

15. We note your Iowa Canyon Property (ICP) disclosure of a resource tonnage and grade. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove this resource terminology from your filing.

Mineralization, page 32

16. We note your disclosure of Parts per Billion (ppb) in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Competition, page 36

17. Revise to disclose your competitive position in the industry and the methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

Government Regulation, page 36

18. Revise your disclosure to discuss in greater detail the government regulations associated with your business as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K. For instance, we are unclear as to what permit(s) and/or license(s) you need in order to conduct your exploration activities or if you currently have any permits or licenses.

19. Please revise to provide the information required by Item 101(h)(4)(xii) of Regulation S-K. In this regard, we note your reference to having no employees on page eight but that you do not expect to increase your number of employees over the next twelve months on page 40. You also indicate on page 40 that your current management team will satisfy your requirements for the foreseeable future.

20. We note that you are "highly dependent on … a limited number of senior technical consultants." See page seven. Please discuss in your business section your relationship with these consultants in greater detail. For instance, please address how many consultants you have, what role each has and whether you have written or oral agreements with any or all consultants. We may have further comment.

Facilities, page 37

21. We note that you rent your office on a monthly basis. Please revise to indicate the monthly rental cost. Also revise to address the adequacy and suitability of your corporate office.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 37

22. Please confirm the number of shareholders of record. In this regard, we note that 36 shareholders are listed as Selling Shareholders but further note that Mr. Baessato owns 70% of the outstanding shares of the company and is not a Selling Shareholder. On page 37, you state that you have 36 registered shareholders.

Capital and Liquidity, page 39

23. Revise to briefly clarify whether the company has any external sources of liquidity.

24. Please revise to indicate how long your working capital will satisfy your cash requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

25. Clearly identify the expenses in your plan of operation which you expect to incur within the next 12 months.

26. Please revise to indicate the estimated time period required for Phase 2.

Directors, Executive Officers, Promoters and Control Persons, page 43

27. We note the introductory paragraph indicates that the information provided is as of November 30, 2011. Please revise to update your disclosure.

28. Revise to provide complete Regulation S-K Item 401(e) disclosure for Mr. Baessato. This includes the last five years of business experience, including beginning and end employment dates and business names/industries. In this regard, we note that current disclosure generally states Mr. Baessato "has been involved in public company financing and administration with a number of companies."

29. Please revise to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Baessato should serve as a director as required by Item 401(e)(1) of Regulation S-K.

30. We note that Mr. Baessato has been involved in the administration of various mining companies. In an appropriate place in your prospectus, please briefly discuss these business endeavors in greater detail.

Certain Relationships and Related Transactions, page 44

31. We note that the company's owes a related party $4,456 as of November 30, 2011. Please provide complete Item 404(d) of Regulation S-K disclosure for this related party loan or advise.

32. Please also revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise us as applicable.

<u>Financial Statements</u>

<u>General</u>

33. Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X. Additionally, please ensure to provide a currently dated consent of the independent accountant in any amendment over 30 days.

<u>Part II – Information Not Required in Prospectus, page 46</u>

<u>Recent Sales of Unregistered Securities, page 47</u>

34. Please clarify the exemptions you relied upon when discussing the November 15, 2011 offerings. In this regard, we note that on page five, you relied upon Rule 903, Regulation S for the November 15, 2011 private offerings but on page 47, you state that several exemptions apply.   Please revise to indicate the facts relied upon to make the noted exemptions available for the November 15, 2011 offering.

<u>Exhibits</u>

35. Exhibit 3.1 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link

John Reynolds
Assistant Director